HellerEhrman

March 24, 2004


04024191

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

21843.0001

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


PROCESSED
APR 09 2004
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4152

Re: Hansom Eastern (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Hansom Eastern (Holdings) Limited (the "Company"), SEC File No. 82-4152, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding placing of 150,000,000 new shares under general mandate, dated January, 30, 2004; published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on February 2, 2004;

Dle 4/8

(2) The Company's announcement regarding placing of 215,000,000 new shares under general mandate, dated December 19, 2003, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on December 22, 2003;

(3) The Company's announcement regarding interim results for the six months ended September 30, 2003, dated December 17, 2003, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on December 18, 2003;

(4) The Company's interim report for the six months ended September 30, 2003, dated December 17, 2003; and

(5) The Company's announcement regarding resignation of executive director, dated December 2, 2003, published in (English version) in The Standard and in (Chinese version) in Hong Kong Economic Times, both on December 3, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Hansom Eastern (Holdings) Limited

H:\dlai\ADR\21843\0001\34SEC.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

PLACING OF NEW SHARES UNDER GENERAL MANDATE
RESUMPTION OF TRADING

On 18th December, 2003, the Company has conditionally agreed to place, through the Placing Agent, 215 million new ordinary Shares to independent investors at a price of HK$0.053 per Share.

The Placing is fully underwritten by the Placing Agent.

The Placing Shares represent approximately 6.90% of the existing issued share capital of the Company of 3,116,124,045 Shares and approximately 6.45% of the Company's issued share capital as enlarged by the Placing. The net proceeds from the Placing of approximately HK$11 million will be used by the Company and its subsidiaries for general working capital purposes.

The Placing is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Placing Shares.

The Placing is subject to termination on the occurrence of certain events, set out in greater detail below, at any time before completion of the Placing Agreement.

Trading in the shares of the Company on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 19th December, 2003 pending the release of this announcement. The Company has applied to the Stock Exchange for a resumption of trading in its shares with effect from 9:30 a.m. on Monday, 22nd December, 2003.

Placing Agreement dated 18th December, 2003

Placing Agent: The Placing Agent will receive a placement commission of 2.25% on the gross proceeds of the Placing. The Placing Agent is not a connected person (as defined in the Listing Rules) of the Company.

Placees: The Placing Shares will be placed to not less than six placees (which are required to be independent individual, corporate and/or institutional investors) who will not be connected persons (as defined in the Listing Rules) of the Company. The Company expects that no placee will become a substantial shareholder as a result of the Placing.

Shareholding structure: The shareholding structure of the Company as at the date of this announcement is as follows:–

Shareholders	Existing shareholding: Number of Shares held	Existing shareholding: Percentage of existing total issued share capital of the Company	Shareholding after completion of the Placing: Number of Shares held	Shareholding after completion of the Placing: Percentage of enlarged total issued share capital of the Company
Multiple Wealth International Limited *(Note)*	192,318,000	6.17%	192,318,000	5.77%
Pacific Rim Investment Management Enterprises Limited *(Note)*	534,600,000	17.16%	534,600,000	16.05%
Public	2,389,206,045	76.67%	2,604,206,045	78.18%
Total	3,116,124,045	100%	3,331,124,045	100%

Note: Ms. Yau Shum Tek, Cindy, an executive director of the Company, wholly owns and controls Red China Holdings Limited and Capital Sun Industries Limited. Capital Sun Industries Limited wholly owns Future Star Group Limited. Each of Red China Holdings Limited and Future Star Group Limited holds 50% of the issued share capital of Mainland Talent Developments Limited. Mainland Talent Developments Limited wholly owns Hastings Gold Limited which in turn wholly owns each of Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Placing Price: The Placing Price is HK$0.053 per Placing Share. This price was agreed after arm's length negotiations and represents (i) a discount of approximately 7.02% to the closing price of HK$0.057 per Share quoted on the Stock Exchange on 18th December, 2003; (ii) a discount of approximately 10.17% to the average closing price per Share of approximately HK$0.059 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares on 18th December, 2003; and (iii) a discount of approximately 61.31% to the audited consolidated net tangible asset value per Share of the Company as at 31st March, 2003 of approximately HK$0.137. The Placing Price is at a discount to the closing price of HK$0.057 on 18th December, 2003 in order to attract interests in the Placing.

The Company will receive the net proceeds of the Placing at completion of the Placing. The costs of the Placing will be borne by the Company.

Rights: The Placing Shares will on issue rank equally with the existing Shares.

Number of Placing Shares: 215 million new Shares are to be placed, representing approximately 6.90% of the existing issued share capital of the Company of 3,116,124,045 Shares and approximately 6.45% of the issued capital of the Company as enlarged by the Placing of 3,331,124,045 Shares. The Placing Shares are fully underwritten by the Placing Agent.

General Mandate: The Placing Shares will be issued pursuant to the general mandate to allot, issue and deal with Shares granted to the directors of the Company by resolution of its shareholders passed at the Company's extraordinary general meeting held on 5th September, 2003. The general mandate has not been utilised prior to entering into the Placing Agreement on 18th December, 2003.

Use of Proceeds: The net proceeds from the Placing (after deducting expenses of approximately HK$395,000), of approximately HK$11 million, will be used by the Group for general working capital purposes. At present, no specific purposes have been identified by the Company.

Conditions: The Placing is conditional upon the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Placing Shares. Application has been made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of and permission to deal in the Placing Shares. The Placing Agreement will lapse if the Conditions are not satisfied by 2nd January, 2004 unless the parties agree otherwise in writing.

Force majeure: The Placing is subject to rescission on the occurrence of certain events at any time before completion of the Placing Agreement, including:

(a) any change in national, international, financial, exchange control, industrial, legal, regulatory, licensing, political, economic or market conditions in the People's Republic of China and Hong Kong which in reasonable opinion of the Placing Agent would be materially adverse to the business or trading and financial position of the Company and/or its subsidiaries taken as a whole or is or would be materially adverse in the context of the Placing; or

(b) any breach of the warranties, representations and undertakings given by the Company in the Placing Agreement and such breach is considered by the Placing Agent on reasonable grounds to be material in the context of the Placing; or

(c) any material change (whether or not forming part of a series of changes) in market conditions in Hong Kong which in the reasonable opinion of the Placing Agent would materially and prejudicially affect the Placing or makes it inadvisable or inexpedient for the Placing to proceed; or

(d) the trading of the shares of the Company on the Stock Exchange has been suspended for more than five consecutive business days after 18th December, 2003 other than for the clearance of this announcement.

None of the above conditions are capable of being waived.

The directors of the Company are not aware of the occurrence of any of such events as at the date of this announcement.

Completion: The Placing is to be completed on the second business day after satisfaction of the Conditions. The Placing Agreement will lapse if the Conditions are not satisfied by 2nd January, 2004 unless the parties agree otherwise in writing. Accordingly, the Placing is expected to be completed not later than 6th January, 2004.

Reasons for the Placing: In view of the current market conditions (in particular, the recent well performance of the Hong Kong stock market), the directors of the Company consider that the Placing represents a good opportunity to raise further working capital for the Company while at the same time broadening its shareholders and capital base. The additional working capital will enable the Company to consider further expansion or investment opportunities. However, at present, the Company has no specific expansion or investment proposals. The Company has not engaged in any fund raising activities in the past twelve months from the date of this announcement.

General: The directors of the Company consider the terms of the Placing Agreement to be fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

Trading in the shares of the Company on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 19th December, 2003 pending the release of this announcement. The Company has applied to the Stock Exchange for a resumption of trading in its shares with effect from 9:30 a.m. on Monday, 22nd December, 2003.

Definitions: The following defined terms are used in this announcement:

"Company"	Hansom Eastern (Holdings) Limited
"Conditions"	the conditions to be satisfied prior to completion of the Placing, as stated above under the heading "Conditions"
"Group"	the Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agent"	Uni-Alpha Securities Limited
"Placing Agreement"	agreement dated 18th December, 2003 between the Company and the Placing Agent
"Placing Shares"	215 million new ordinary Shares
"Shares"	shares of HK$0.01 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

Hong Kong, 19th December, 2003



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

根據一般授權配售新股
恢復買賣

於二零零三年十二月十八日，本公司已有條件同意經配售代理按每股股份0.053港元配售215,000,000股新普通股予獨立投資者。

配售由配售代理全面包銷。

配售股份佔本公司現有已發行股本(即3,116,124,045股股份)約6.90%，及佔本公司經配售後擴大已發行股本約6.45%。配售所得款項淨額約為11,000,000港元，將撥作本公司及其附屬公司一般營運資金。

配售須待聯交所上市委員會批准配售股份上市及買賣後方始有效。

配售於配售協議完成前任何時間，可因發生若干事故(詳情見下文)而予以終止。

應本公司之要求，本公司股份自二零零三年十二月十九日上午九時三十分起於聯交所暫停買賣，以待刊發本公佈。本公司已向聯交所申請將其股份於二零零三年十二月二十二日星期一上午九時三十分起恢復買賣。

日期為二零零三年十二月十八日之配售協議

配售代理：配售代理將就配售所得款項整額中收取2.25%作為配售佣金。配售代理並非本公司關連人士(定義見上市規則)。

承配人：配售股份將配售予不少於六名承配人(應為獨立個人、公司及／或機構投資者)，彼等將不屬本公司關連人士(定義見上市規則)。本公司預期概無承配人因配售而成為主要股東。

股權架構：本公司於本公佈日期之股權架構如下：

股東	現有持股量 所持股份數量	現有持股量 佔本公司現有全部已發行股本百分比	配售完成後之持股量 所持股份數量	配售完成後之持股量 佔本公司經擴大後全部已發行股本百分比
Multiple Wealth International Limited (附註)	192,318,000	6.17%	192,318,000	5.77%
Pacific Rim Investment Management Enterprises Limited (附註)	534,600,000	17.16%	534,600,000	16.05%
公眾人士	2,389,206,045	76.67%	2,604,206,045	78.18%
合計	3,116,124,045	100%	3,331,124,045	100%

附註：本公司之執行董事邱深笛女士全資擁有及控制Red China Holdings Limited及Capital Sun Industries Limited。Capital Sun Industries Limited全資擁有Future Star Group Limited。Red China Holdings Limited及Future Star Group Limited各持有Mainland Talent Developments Limited已發行股本50%。Mainland Talent Developments Limited全資擁有Hastings Gold Limited，而Hastings Gold Limited則全資擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited。

配售價：配售價為每股配售股份0.053港元。此配售價乃經公平磋商釐定，較(i)於二零零三年十二月十八日在聯交所所報每股股份收市價0.057港元折讓約7.02%；(ii)截至二零零三年十二月十八日最後十個交易日在聯交所所報每股股份平均收市價約0.059港元折讓約10.17%；及(iii)於二零零三年三月三十一日本公司每股股份經審核綜合有形資產淨值約0.137港元折讓約61.31%。配售價與二零零三年十二月十八日收市價0.057港元比較出現折讓，是為了引起對配售之興趣。

配售完成後，本公司將獲得配售所得款項淨額。配售之成本將由本公司承擔。

權利：配售股份將與現有股份享有同等地位。

配售股份數目：將予配售之新股份為215,000,000股，佔本公司現有已發行股本(即3,116,124,045股股份)約6.90%，及佔本公司經配售後擴大已發行股本(即3,331,124,045股股份)約6.45%。配售股份由配售代理全面包銷。

一般授權：配售股份將根據於二零零三年九月五日舉行之本公司股東特別大會通過之本公司股東決議案授予本公司董事配發、發行及處置股份之一般授權而發行。一般授權於二零零三年十二月十八日訂立配售協議前尚未曾使用。

所得款項用途：配售之所得款項淨額(經扣除開支約395,000港元)約為11,000,000港元，將撥作本集團一般營運資金之用途。現時，本公司並無確定任何特定用途。

該等條件：配售須待聯交所上市委員會批准配售股份上市及買賣後方始有效。本公司已向聯交所上市委員會申請批准配售股份上市及買賣。除非各訂約方以書面同意外，否則該等條件如未能於二零零四年一月二日前達成，配售協議即將告失效。

不可抗力：倘於配售協議完成前任何時間發生若干事故，配售即告停止，事故包括：

(a) 中華人民共和國及香港在國家、國際、金融、外匯管制、工業、法律、監管、發牌、政治、經濟或市況等方面有任何變動，而按配售代理合理意見認為將對本公司及／或其附屬公司整體業務、營業及財務狀況構成重大不利影響，或對或將對配售構成重大不利影響；或

(b) 本公司於配售協議中作出之任何保證、聲明及承諾有任何違反，而按配售代理合理意見認為，該項違反對配售有重大影響；或

(c) 香港市場狀況出現任何重大變動(不論是否構成一系列變動之部分)，而按配售代理合理意見認為，此將對配售構成重大及不利之影響或導致進行配售為不宜或不明智；或

(d) 除因本公佈未獲批准而暫停外，本公司於聯交所之股份買賣將自二零零三年十二月十八日連續暫停多於五個營業日。

以上條件全部均不得豁免。

截至本公佈日期，本公司董事並不察覺任何以上事故發生。

完成：配售將會於該等條件達成後第二個營業日完成。除非各訂約方書面同意外，否則該等條件如未能於二零零四年一月二日前達成，配售協議即將告失效。換言之，預期配售將不遲於二零零四年一月六日完成。

配售之原因：有見於目前市況，尤其是近日香港股市表現理想，本公司董事認為配售為本公司提供進一步籌集營運資金，並同時擴展股東及資金基礎之良機。額外營運資金將使本公司可考慮作進一步擴充或投資之計劃。惟本公司現時並無特定擴充或投資計劃。本公司於本公佈日期以前十二個月內並未參與任何融資活動。

一般事項：本公司董事認為，配售協議條款屬於公平合理，並符合本公司及本公司股東整體利益。

應本公司之要求，本公司股份自二零零三年十二月十九日上午九時三十分起於聯交所暫停買賣，以待刊發本公佈。本公司已向聯交所申請將其股份於二零零三年十二月二十二日星期一上午九時三十分起恢復買賣。

釋義：於本公佈內，下列詞彙具有如下涵義：

「本公司」	指	恒盛東方控股有限公司
「該等條件」	指	載於上文「該等條件」一節，在配售完成前必須達成之條件
「本集團」	指	本公司及其附屬公司
「上市規則」	指	聯交所證券上市規則
「配售」	指	根據配售協議配售配售股份
「配售代理」	指	裕豐證券有限公司
「配售協議」	指	由本公司與配售代理訂立日期為二零零三年十二月十八日之協議
「配售股份」	指	215,000,000股新普通股
「股份」	指	本公司股本中每股面值0.01港元之股份
「聯交所」	指	香港聯合交易所有限公司

承董事會命
恒盛東方控股有限公司
執行董事
黎明偉

香港，二零零三年十二月十九日



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

PLACING OF NEW SHARES UNDER GENERAL MANDATE

On 30th January, 2004, the Company has conditionally agreed to place, through the Placing Agent, 150,000,000 new Shares to independent investors at a price of HK$0.055 per Share.

The Placing is fully underwritten by the Placing Agent.

The Placing Shares represent approximately 4.50% of the existing issued share capital of the Company of 3,331,124,045 Shares and approximately 4.31% of the Company's issued share capital as enlarged by the Placing. The net proceeds from the Placing of approximately HK$7.9 million will be used by the Group for general working capital purposes.

The Placing is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Placing Shares.

The Placing is subject to termination on the occurrence of certain events, set out in greater detail below, at any time prior to 9:00 a.m. (Hong Kong time) on the date of completion of the Placing Agreement.

PLACING AGREEMENT DATED 30TH JANUARY, 2004

Placing Agent: The Placing Agent will receive a placement commission of 2.25% on the gross proceeds of the Placing. The Placing Agent is not a connected person (as defined in the Listing Rules) of the Company.

Placees: The Placing Shares will be placed to not less than six placees (which are required to be independent individual, corporate and/or institutional investors) who will not be connected persons (as defined in the Listing Rules) of the Company. The Company expects that no placee will become a substantial shareholder as a result of the Placing.

Shareholding structure: The shareholding structure of the Company as at the date of this announcement is as follows:–

Shareholders	Existing shareholding: Number of Shares held	Existing shareholding: Percentage of existing total issued share capital of the Company	Shareholding after completion of the Placing: Number of Shares held	Shareholding after completion of the Placing: Percentage of enlarged total issued share capital of the Company
Multiple Wealth International Limited *(Note)*	192,318,000	5.77%	192,318,000	5.52%
Pacific Rim Investment Management Enterprises Limited *(Note)*	534,600,000	16.05%	534,600,000	15.36%
Public	2,604,206,045	78.18%	2,754,206,045	79.12%
Total	3,331,124,045	100%	3,481,124,045	100%

Note: Ms. Yau Shum Tek, Cindy, an executive director of the Company, wholly owns and controls Red China Holdings Limited and Capital Sun Industries Limited. Capital Sun Industries Limited wholly owns Future Star Group Limited. Each of Red China Holdings Limited and Future Star Group Limited holds 50% of the issued share capital of Mainland Talent Developments Limited. Mainland Talent Developments Limited wholly owns Hastings Gold Limited which in turn wholly owns each of Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Placing Price: The Placing Price is HK$0.055 per Placing Share. This price was agreed after arm's length negotiations and represents (i) a discount of approximately 5.17% to the closing price of HK$0.058 per Share quoted on the Stock Exchange on 30th January, 2004; (ii) a discount of approximately 8.33% to the average closing price per Share of approximately HK$0.06 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares on 30th January, 2004; (iii) a discount of approximately 59.85% to the audited consolidated net tangible asset value per Share of the Company as at 31st March, 2003 of approximately HK$0.137; and (iv) a discount of approximately 60.71% to the unaudited consolidated net tangible asset value per Share of the Company as at 30th September, 2003 of approximately HK$0.140. The Placing Price is at a discount to the closing price of HK$0.058 on 30th January, 2004 in order to attract interests in the Placing.

As indicated above, the price per Placing Share is slightly lower than the current market price of a Share. However, in comparison with the net tangible asset value per Share, there is a significant discount as the market is unable to sustain such amount.

The Company will receive the net proceeds of the Placing at completion of the Placing. The costs of the Placing will be borne by the Company.

Rights: The Placing Shares will on issue rank equally with the existing Shares.

Number of Placing Shares: 150,000,000 new Shares are to be placed, representing approximately 4.50% of the existing issued share capital of the Company of 3,331,124,045 Shares and approximately 4.31% of the issued share capital of the Company as enlarged by the Placing of 3,481,124,045 Shares. The Placing Shares are fully underwritten by the Placing Agent.

General Mandate: The Placing Shares will be issued pursuant to the general mandate to allot, issue and deal with Shares granted to the directors of the Company by resolution of its shareholders passed at the Company's extraordinary general meeting held on 5th September, 2003. The general mandate has not been fully utilised as at 30th January, 2004.

Use of Proceeds: The net proceeds from the Placing (after deducting expenses of approximately HK$350,000), of approximately HK$7.9 million, will be used by the Group for general working capital purposes. At present, no specific purposes have been identified by the Company.

Condition: The Placing is conditional upon the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Placing Shares. Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of and permission to deal in the Placing Shares. The Placing Agreement will lapse if the Condition is not satisfied by 16th February, 2004 unless the parties agree otherwise in writing.

Force majeure: The Placing is subject to rescission on the occurrence of certain events at any time prior to 9:00 a.m. (Hong Kong time) on the date of completion of the Placing Agreement, including:

(a) any change in national, international, financial, exchange control, industrial, legal, regulatory, licensing, political, economic or market conditions in the People's Republic of China and Hong Kong which in the reasonable opinion of the Placing Agent would be materially adverse to the business or trading and financial position of the Company and/or its subsidiaries taken as a whole or is or would be materially adverse in the context of the Placing; or

(b) any breach of the warranties, representations and undertakings given by the Company in the Placing Agreement and such breach is considered by the Placing Agent on reasonable grounds to be material in the context of the Placing; or

(c) any material change (whether or not forming part of a series of changes) in market conditions in Hong Kong which in the reasonable opinion of the Placing Agent would materially and prejudicially affect the Placing or makes it inadvisable or inexpedient for the Placing to proceed; or

(d) the trading of the shares of the Company on the Stock Exchange has been suspended for more than five consecutive business days after 30th January, 2004 other than for the clearance of this announcement.

The directors of the Company are not aware of the occurrence of any of such events as at the date of this announcement.

Completion: The Placing is to be completed on or before 4:00 p.m. on the third business day after satisfaction of the Condition. The Placing Agreement will lapse if the Condition is not satisfied by 16th February, 2004 unless the parties agree otherwise in writing. Accordingly, the Placing is expected to be completed not later than 19th February, 2004.

Reasons for the Placing: In view of the current market conditions (in particular, the recent well performance of the Hong Kong stock market), the directors of the Company consider that the Placing represents a good opportunity to raise further working capital for the Company while at the same time broadening its shareholder and capital base. The additional working capital will enable the Company to consider further expansion or investment opportunities. However, at present, the Company has no specific expansion or investment proposals. Save as disclosed in the announcement of the Company dated 19th December, 2003, the Company has not engaged in any fund raising activities in the past twelve months from the date of this announcement. The net proceeds of approximately HK$11 million derived from the previous placing exercise of the Company as set out in the announcement dated 19th December, 2003 were all used as general working capital of the Group.

General: The directors of the Company consider the terms of the Placing Agreement to be fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

Definitions: The following defined terms are used in this announcement:

"Company"	Hansom Eastern (Holdings) Limited
"Condition"	the condition to be satisfied prior to completion of the Placing, as stated above under the heading "Condition"
"Group"	the Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agent"	Uni-Alpha Securities Limited
"Placing Agreement"	agreement dated 30th January, 2004 between the Company and the Placing Agent
"Placing Shares"	150,000,000 new Shares
"Shares"	ordinary shares of HK$0.01 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

Hong Kong, 30th January, 2004



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

根據一般授權配售新股

於二零零四年一月三十日，本公司已有條件同意經配售代理按每股股份0.055港元配售150,000,000股新股份予獨立投資者。

配售由配售代理全面包銷。

配售股份佔本公司現有已發行股本(即3,331,124,045股股份)約4.50%，及佔本公司經配售後擴大已發行股本約4.31%。配售所得款項淨額約為7,900,000港元，將撥作本集團一般營運資金。

配售須待聯交所上市委員會批准配售股份上市及買賣後方始有效。

配售於配售協議完成當日上午九時正(香港時間)之前任何時間，可因發生若干事故(詳情見下文)而予以終止。

日期為二零零四年一月三十日之配售協議

配售代理： 配售代理將就配售所得款項總額中收取2.25%作為配售佣金。配售代理並非本公司關連人士(定義見上市規則)。

承配人： 配售股份將配售予不少於六名承配人(將為獨立個人、公司及／或機構投資者)，彼等將不屬本公司關連人士(定義見上市規則)。本公司預期概無承配人因配售而成為主要股東。

股權架構： 本公司於本公佈日期之股權架構如下：

股東	現有持股量 所持股份數量	現有持股量 佔本公司現有全部已發行股本百分比	配售完成後之持股量 所持股份數量	配售完成後之持股量 佔本公司經擴大後全部已發行股本百分比
Multiple Wealth International Limited (附註)	192,318,000	5.77%	192,318,000	5.52%
Pacific Rim Investment Management Enterprises Limited (附註)	534,600,000	16.05%	534,600,000	15.36%
公眾人士	2,604,206,045	78.18%	2,754,206,045	79.12%
合計	3,331,124,045	100%	3,481,124,045	100%

附註： 本公司之執行董事邱深笛女士全資擁有及控制Red China Holdings Limited及Capital Sun Industries Limited。Capital Sun Industries Limited全資擁有Future Star Group Limited。Red China Holdings Limited及Future Star Group Limited各持有Mainland Talent Developments Limited已發行股本50%。Mainland Talent Developments Limited全資擁有Hastings Gold Limited，而Hastings Gold Limited則全資擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited。

配售價： 配售價為每股配售股份0.055港元。此配售價乃經公平磋商釐定，較(i)於二零零四年一月三十日在聯交所所報每股股份收市價0.058港元折讓約5.17%；(ii)截至二零零四年一月三十日最後十個交易日在聯交所所報每股股份平均收市價約0.06港元折讓約8.33%；(iii)於二零零三年三月三十一日本公司每股股份經審核綜合有形資產淨值約0.137港元折讓約59.85%；及(iv)於二零零三年九月三十日本公司每股股份未經審核綜合有形資產淨值約0.140港元折讓約60.71%。配售價與二零零四年一月三十日收市價0.058港元比較出現折讓，是為了引起對配售之興趣。

如上顯示，每股配售股份之價格略低於股份目前之市價。然而，相比每股股份之有形資產淨值，則由於市場現未能支承該數額而出現重大折讓。

配售完成後，本公司將獲得配售所得款項淨額。配售之成本將由本公司承擔。

權利： 配售股份於發行時將與現有股份享有同等地位。

配售股份數目： 將予配售之新股份為150,000,000股，佔本公司現有已發行股本(即3,331,124,045股股份)約4.50%，及佔本公司經配售後擴大已發行股本(即3,481,124,045股股份)約4.31%。配售股份由配售代理全面包銷。

一般授權： 配售股份將根據於二零零三年九月五日舉行之本公司股東特別大會通過之本公司股東決議案授予本公司董事配發、發行及處置股份之一般授權而發行。一般授權於二零零四年一月三十日尚未全數使用。

所得款項用途： 配售之所得款項淨額(經扣除開支約350,000港元)約為7,900,000港元，將撥作本集團一般營運資金之用途。現時，本公司並無確定任何特定用途。

條件： 配售須待聯交所上市委員會批准配售股份上市及買賣後方始有效。本公司將向聯交所上市委員會申請批准配售股份上市及買賣。除非各訂約方以書面同意外，否則條件如未能於二零零四年二月十六日或之前達成，配售協議即將告失效。

不可抗力： 倘於配售協議完成當日上午九時正(香港時間)前任何時間發生若干事故，配售即告停止，事故包括：

(a) 中華人民共和國及香港在國家、國際、金融、外匯管制、工業、法律、監管、發牌、政治、經濟或市況等方面有任何變動，而按配售代理合理意見認為將對本公司及／或其附屬公司整體業務、營業及財務狀況構成重大不利影響，或對或將對配售構成重大不利影響；或

(b) 本公司於配售協議中作出之任何保證、聲明及承諾有任何違反，而按配售代理合理意見認為，該項違反對配售有重大影響；或

(c) 香港市場狀況出現任何重大變動(不論是否構成一系列變動之部分)，而按配售代理合理意見認為，此將對配售構成重大及不利之影響或導致進行配售為不宜或不明智；或

(d) 除因本公佈未獲批准而暫停外，本公司於聯交所之股份買賣將自二零零四年一月三十日連續暫停多於五個營業日。

截至本公佈日期，本公司董事並不察覺任何以上事故發生。

完成： 配售將會於條件達成後第三個營業日下午四時正或之前完成。除非各訂約方書面同意外，否則條件如未能於二零零四年二月十六日或之前達成，配售協議即將告失效。換言之，預期配售將不遲於二零零四年二月十九日完成。

配售之原因： 有見於目前市況，尤其是近日香港股市表現理想，本公司董事認為配售為本公司提供進一步籌集營運資金，並同時擴展股東及資金基礎之良機。額外營運資金將使本公司可考慮作進一步擴充或投資之計劃。惟本公司現時並無特定擴充或投資計劃。除本公司於二零零三年十二月十九日刊發之公佈所披露者外，本公司於本公佈日期以前過去十二個月內概無進行任何集資活動。本公司上次配售事項所得之款項淨額約為11,000,000港元(見本公司於二零零三年十二月十九日刊發之公佈所述)，已全數撥作本集團之一般營運資金。

一般事項： 本公司董事認為，配售協議條款屬於公平合理，並符合本公司及本公司股東整體利益。

釋義： 於本公佈內，下列辭彙具有如下涵義：

「本公司」	指	恒盛東方控股有限公司
「條件」	指	載於上文「條件」一節，在配售完成前必須達成之條件
「本集團」	指	本公司及其附屬公司
「上市規則」	指	聯交所證券上市規則
「配售」	指	根據配售協議配售配售股份
「配售代理」	指	裕盟證券有限公司
「配售協議」	指	由本公司與配售代理訂立日期為二零零四年一月三十日之協議
「配售股份」	指	150,000,000股新股份
「股份」	指	本公司股本中每股面值0.01港元之普通股
「聯交所」	指	香港聯合交易所有限公司

承董事會命
恒盛東方控股有限公司
執行董事
黎明偉

香港，二零零四年一月三十日



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

INTERIM RESULTS

The Board of Directors of Hansom Eastern (Holdings) Limited (the "Company") is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2003 together with comparative figures for the corresponding period last year as follows:

Condensed Consolidated Income Statement

	Notes	For the six months ended 30th September, 2003 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)
Turnover	3	10,648	11,591
Cost of sales		–	(2,965)
		10,648	8,626
Other operating income		3,562	–
Investment income	5	240	1,711
Administrative expenses		(6,996)	(10,210)
Other operating expenses	6	(5,689)	(365)
Profit (loss) from operations	7	1,765	(238)
Interest on bank and other borrowings wholly repayable within five years		(52)	(393)
Profit on disposal of subsidiaries		500	–
Profit (loss) before taxation		2,213	(631)
Taxation	8	–	–
Profit (loss) before minority interests		2,213	(631)
Minority interests		1,887	–
Net profit (loss) for the period		4,100	(631)
Earnings (loss) per share – basic	10	HK 0.13 cents	HK(0.02) cents

Notes:

1. **Basis of preparation**
   The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. **Principal accounting policies**
   The condensed financial statements have been prepared under the historical cost convention, as modified for the valuation of investment properties and certain investments in securities.

   The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2003, except as described below.

   During the period, the Group adopted SSAP 12 (Revised) "Income taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred taxation. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred taxation is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The adoption of SSAP 12 (Revised) has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

3. **Turnover**
   Turnover represents the net amounts received and receivable from sales of securities, interest income from provision of finance and note receivable, property rentals and dividend income during the period, and is analysed as follows:

	For the six months ended 30th September, 2003 HK$'000	2002 HK$'000
Sales of securities	–	2,960
Interest income from provision of finance and note receivable	10,634	7,132
Property rentals	–	1,499
Dividend income from investments in securities	14	–
	10,648	11,591

4. **Segment Information**
   The Group is organised into four main operating segments: provision of finance, trading of securities, property holding and investment and investment activities.

   These divisions are the bases on which the Group reports its primary segment information.

   Segment information about these businesses is presented below:

   Business segments

For the six months ended 30th September, 2003

	Provision of finance HK$'000	Trading of securities HK$'000	Property holding and investment HK$'000	Investment activities HK$'000	Consolidated HK$'000
Segment revenue	10,634	14	–	–	10,648
Segment results	10,303	2,772	512	(5,535)	8,052
Unallocated corporate expenses					(6,287)
Profit from operations					1,765

For the six months ended 30th September, 2002

	Provision of finance HK$'000	Trading of securities HK$'000	Property holding and investment HK$'000	Investment activities HK$'000	Consolidated HK$'000
Segment revenue	7,082	2,960	1,499	50	11,591
Segment results	6,618	(110)	835	(1,621)	5,722
Unallocated corporate expenses					(5,960)
Loss from operations					(238)

5. **Investment income**

	For the six months ended 30th September, 2003 HK$'000	2002 HK$'000
Investment income comprises:		
Interest income from:		
Banks	41	52
Others	199	1,659
	240	1,711

6. **Other operating expenses**

	For the six months ended 30th September, 2003 HK$'000	2002 HK$'000
Included in other operating expenses are:		
Impairment loss recognised in respect of intangible asset	5,660	–
Loss on disposal of property, plant and equipment	27	–
Unrealised loss on other investments	–	98

7. **Profit (loss) from operations**

	For the six months ended 30th September, 2003 HK$'000	2002 HK$'000
Profit (loss) from operations has been arrived at after charging:		
Depreciation	334	438
and after crediting:		
Unrealised gain on other investments	2,765	–

8. **Taxation**
   No provision for Hong Kong Profits Tax has been made as the Group had no assessable profit for both periods.

   During the period, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment.

   No deferred tax asset has been recognised in respect of tax losses and deductible temporary differences due to the unpredictability of future profit streams. At 30th September, 2003, the Group has unrecognised deferred tax asset in respect of tax losses of HK$8,806,000 (31.3.2003: HK$9,313,000) and aggregate deductible temporary differences associated with property, plant and equipment and intangible asset of HK$863,000 (31.3.2003: nil).

9. **Dividend**
   No dividend was paid by the Company during the period (1.4.2002 to 30.9.2002: nil).

10. **Earnings (loss) per share**
    The calculation of the basic earnings (loss) per share for the period is based on the net profit for the period of HK$4,100,000 (1.4.2002 to 30.9.2002: net loss of HK$631,000) and on 3,116,124,045 (1.4.2002 to 30.9.2002: 3,116,124,045) ordinary shares in issue.

INTERIM DIVIDEND

The directors of the Company (the "Directors") have resolved not to declare an interim dividend for the six months ended 30th September, 2003 (six months ended 30th September, 2002: nil).

INTERIM RESULTS

The Directors are pleased to report that there was a marked improvement in the Group's results for the six months ended 30th September, 2003. The Group recorded a net profit of HK$4,100,000 against the prior period's net loss of HK$631,000 and earnings per share were HK0.13 cents. The turnaround of the Group's results was primarily due to the success of management in controlling costs, and the increase in profitability of the Group's financing business.

OPERATIONS REVIEW

For the period under review, the Group continued to be principally engaged in its financing, securities, property and investment businesses. The Group's turnover was HK$10,648,000 and an overall operating profit of HK$1,765,000 was achieved against the prior period's operating loss of HK$238,000. Administrative expenses of the Group dropped by 31% to HK$6,996,000 principally as a result of stringent cost control imposed by management whereas increase in other operating expenses was mainly due to the impairment loss of HK$5,660,000 recognized against the Group's intangible asset during the period. The intangible asset represents technology possessed by the Group for the manufacture of global positioning security systems, due to the change in market valuation of such technology, the Directors considered that it is appropriate to recognize an impairment loss against the carrying value of the intangible asset.

The improved operating results were mainly attributable to the increased profit contribution from the Group's financing activities. When compared against the prior period, profit of this segment surged by 56% to HK$10,303,000 and revenue by 50% to HK$10,634,000. The financing segment has been a stable and major contributor to the Group's turnover and operating profit in the past years. As a result, it is the Group's operational strategy to utilize a large part of its liquid assets on hand as working capital for its financing activities pending their use for other investment opportunities. Comparing to the preceding balance sheet date, the Group's short-term loans increased by 31% to HK$324,515,000 as a large part of other receivables settled during the period was directed to the financing segment as its working capital. The performance of the Group's other operations in securities and properties are satisfactory during the review period. Although the Group was less active in these businesses, both segments contributed profits to the Group and the operating profit of the securities segment represented mainly unrealized gain of holding marketable securities. As for the Group's investment activities, the 22.5% owned investee company, Xi'an Yizhiliu Pharmaceutical Co., Ltd. ("Yizhiliu") was adversely affected by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") in China and had recorded a decline in sales and an operating loss during the review period. After SARS was under control, sales activity of Yizhiliu started to pick up and its performance is expected to improve in the remainder of the financial year. The Group's subsidiary engaged in the manufacturing of global positioning security systems is in the course of finalizing the modifications and upgrading of its production technology. Final pre-production testing of such technology is scheduled to be within the first quarter next year and production is expected to commence before end of 2004.

During the period, the Group disposed of certain subsidiaries including a company which owns the rights to acquire part of the shopping mall of Metropolitan Plaza situated in Shenzhen, the People's Republic of China as stated in the Company's announcement dated 13th May, 2003. The profit on disposal of these subsidiaries was HK$500,000.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group continued to be in strong liquidity position throughout the review period. At 30th September, 2003, net current assets of the Group amounted to HK$412,555,000 and was at a similar level compared to the preceding balance sheet date. The Group was also in net cash position, bank balances and cash net of bank overdraft was HK$79,322,000. The Group's bank overdraft was denominated in Hong Kong dollars and bore floating rate interest. At the period end date, the Group had unutilized banking facilities of approximately HK$3.4 million, such facilities were granted to the Group on an unsecured basis. In light of the amount of liquid assets on hand and available banking facilities, the Directors are of the view that the Group has sufficient financial resources to meet its ongoing operational requirements. The Group had no material capital commitment at the period end date.

The Group's asset portfolio is mainly financed by its shareholders' funds. At 30th September, 2003, the Group had shareholders' funds of HK$464,532,000 and was equivalent to a net asset value of approximately HK15 cents per share of the Company. The increase in shareholders' funds compared to the preceding year end date was mainly attributable to the profit earned during the period.

Foreign Currency Management

The Group's foreign currency transactions are mostly denominated in Renminbi. As the exchange rate of Hong Kong dollars to Renminbi has been relatively stable, the Directors are of the view that the Group's exposure to exchange rate risk is not significant.

Pledge of Assets

None of the Group's material assets was pledged at 30th September, 2003.

Contingent Liabilities

The Group had no material contingent liabilities at 30th September, 2003.

EMPLOYEES AND REMUNERATION POLICY

At 30th September, 2003, the Group employed about 20 employees including directors. Total staff costs incurred for the period, including directors' remuneration, was HK$3,450,000 (six months ended 30th September, 2002: HK$4,206,000). It is the remuneration policy of the Group to reward its employees with reference to their qualifications, experience, work performance and prevailing labor market conditions.

BUSINESS PROSPECTS

The Group has achieved encouraging results for the interim period and management is committed to further improve the Group's performance for the remainder of the financial year. The dual focuses of management will continue to be enhancing the profitability and growth of the Group's existing businesses and looking for investment opportunities that will create substantial value to the Group. Emphasis will be placed on identifying investment opportunities that are Mainland related and well poised to take advantage of the strong growth of the China's economy, as well as those that will benefit from the introduction of the Closer Economic Partnership Agreement between Mainland and Hong Kong.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares during the six months ended 30th September, 2003.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

The Company's interim report containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 17th December, 2003



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

（於開曼群島註冊成立之有限公司）

中期業績公佈
截至二零零三年九月三十日止六個月

中期業績

恒盛東方控股有限公司（「本公司」）之董事會欣然宣佈本公司及其附屬公司（「本集團」）截至二零零三年九月三十日止六個月之未經審核簡明綜合業績連同去年同期之比較數字如下：

簡明綜合收入報表

	附註	截至九月三十日止六個月 二零零三年 千港元 （未經審核）	 二零零二年 千港元 （未經審核）
營業額	3	**10,648**	11,591
銷售成本		**—**	(2,965)
		10,648	8,626
其他營運收入		**3,562**	—
投資收入	5	**240**	1,711
行政開支		**(6,996)**	(10,210)
其他營運開支	6	**(5,689)**	(365)
營運溢利（虧損）	7	**1,765**	(238)
須於五年內全部償還之銀行及其他借貸之利息		**(52)**	(393)
出售附屬公司之溢利		**500**	—
除税前溢利（虧損）		**2,213**	(631)
税項	8	**—**	—
少數股東權益前溢利（虧損）		**2,213**	(631)
少數股東權益		**1,887**	—
期間純利（虧損淨額）		**4,100**	(631)
每股盈利（虧損）－基本	10	**0.13港仙**	(0.02)港仙

附註：

1. **編製基準**

   簡明財務報表乃遵照香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄16之適用披露規則並按照香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25號「中期財務報告」所編製。

2. **主要會計政策**

   簡明財務報表乃按歷史成本法編製，並已就投資物業及若干證券投資之估值作出修改。

   所採納之會計政策與編製本集團截至二零零三年三月三十一日止年度之全年財務報表所採用者一致，惟下文所述者除外。

   於本期間，本集團採納會計實務準則第12號（經修訂）「所得税」。採納會計實務準則第12號（經修訂）之主要影響與遞延税項有關。會計實務準則第12號（經修訂）規定須採納資產負債表負債法，據此，除有限之例外情況外，須就財務報表內資產與負債之賬面值，與計算應納税溢利時所用之對應税項基礎之間所有暫時差額，確認遞延税項。會計實務準則第12號（經修訂）並無訂明任何過渡性規定，故該項新會計政策已按追溯基準應用。採納會計實務準則第12號（經修訂）對現時或以往會計期間之業績並無重大影響。因此，無需要作出任何以往年度之調整。

3. **營業額**

   營業額指期內之已收及應收證券銷售、提供融資及應收票據之利

8. **税項**

   由於本集團在兩個期間內均無應課税溢利，因此並無作出香港利得税撥備。

   本期間，香港利得税率由16%提高至17.5%，自二零零三／二零零四課税年度起生效。

   由於未來溢利源流之不可預測性，故並無就税項虧損及可扣減暫時差額確認任何遞延税項資產。於二零零三年九月三十日，本集團就税項虧損之未確認遞延税項資產為8,806,000港元（二零零三年三月三十一日：9,313,000港元），而涉及物業、廠房及設備及無形資產之可扣減暫時差額之未確認遞延税項資產為863,000港元（二零零三年三月三十一日：無）。

9. **股息**

   於本期間內，本公司並無派發股息（二零零二年四月一日至二零零二年九月三十日：無）。

10. **每股盈利（虧損）**

    期內之每股基本盈利（虧損）乃按期間純利4,100,000港元（二零零二年四月一日至二零零二年九月三十日：虧損淨額631,000港元）及已發行普通股3,116,124,045股（二零零二年四月一日至二零零二年九月三十日：3,116,124,045股）計算。

中期股息

本公司董事（「董事」）已決議不宣派截至二零零三年九月三十日止六個月之中期股息（截至二零零二年九月三十日止六個月：無）。

中期業績

董事欣然報告，本集團截至二零零三年九月三十日止六個月之業績取得顯著改善。本集團錄得純利4,100,000港元，對比上期間錄得之虧損淨額631,000港元，而每股盈利則為0.13港仙。本集團業績轉虧為盈，主要在於管理層成功控制成本，以及本集團融資業務之盈利上升所致。

業務回顧

於回顧期內，本集團繼續主要從事融資、證券、物業及投資等業務。本集團錄得營業額10,648,000港元及整體營運溢利1,765,000港元，對比上期間錄得之營運虧損238,000港元。由於管理層實施嚴謹之成本控制措施，本集團行政費用下降31%至6,996,000港元，而其他營運開支則主要因為期內已就本集團之無形資產確認減值虧損5,660,000港元而有所增加。無形資產指本集團就製造全球定位保安系統所擁有之技術，而鑑於市場對該項技術之估值有變，故董事認為就無形資產之賬面值確認減值虧損，實為合適之舉。

經營業績有所改善，全賴本集團之融資業務溢利貢獻有所增加。與對上期間比較，此業務之溢利攀升56%至10,303,000港元，而收入則上升50%至10,634,000港元。於過往年度，融資業務一直為本集團帶來穩定兼為主要之營業額及營運溢利貢獻。為此，待流動資產用於其他投資機遇前，投放大部份手頭流動資產作為融資業務之營運資金，乃本集團之營運策略。對比對上結算日，本集團之短期貸款增加31%至324,515,000港元，此乃由於期內所結清之大部份其他應收賬款已用作融資業務之營運資金所致。於回顧期內，本集團證券及物業等其他業務之表現理想。儘管本集團不太活躍於此等業務，惟此兩項業務均為本集團錄得溢利，而證券業務之營運溢利主要為所持有價證券之未變現收益。至於本集團之投資業務，在中國爆發嚴重急性呼吸道綜合症（「非典型肺炎」）之不利影響下，集團擁有22.5%權益之投資公司西安一枝刘制药有限公司（「一枝刘」）於回顧期內之銷售額下降，並錄得營運虧損。繼非典

3. 營業額

營業額指期內之已收及應收證券銷售、提供融資及應收票據之利息收入、物業租金之收入及股息收入之淨額，並分析如下：

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
證券銷售	–	2,960
提供融資及應收票據之利息收入	10,634	7,132
物業租金	–	1,499
證券投資之股息收入	14	–
	10,648	11,591

4. 分類資料

本集團之業務由四個主要營運部份組成：提供融資、證券買賣、物業持有及投資、以及投資業務。

此等業務為本集團作為呈報其主要分類資料之基準。

此等業務之分類資料呈列如下：

業務分類

	截至二零零三年九月三十日止六個月				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
分類收益	10,634	14	–	–	10,648
分類業績	10,303	2,772	512	(5,535)	8,052
未攤分企業開支					(6,287)
營運溢利					1,765

	截至二零零二年九月三十日止六個月				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
分類收益	7,082	2,960	1,499	50	11,591
分類業績	6,618	(110)	835	(1,621)	5,722
未攤分企業開支					(5,960)
營運虧損					(238)

5. 投資收入

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
投資收入包括：		
利息收入：		
銀行	41	52
其他	199	1,659
	240	1,711

6. 其他營運開支

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
其他營運開支包括：		
無形資產之已確認減值虧損	5,660	–
出售物業、廠房及設備之虧損	27	–
其他投資之未變現虧損	–	98

7. 營運溢利(虧損)

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
營運溢利(虧損)已扣除：		
折舊	334	438
及計入：		
其他投資之未變現收益	2,765	–

急性呼吸道綜合症(「非典型肺炎」)之不利影響下，集團擁有22.5%權益之投資公司西安一枝刘制药有限公司(「一枝刘」)於回顧期內之銷售額下降，並錄得營運虧損。繼非典型肺炎疫情受到控制後，一枝刘之銷售情況已開始轉好，而其業績表現亦可望於本財政年度餘下時間得以改善。本集團旗下從事製造全球定位保安系統之附屬公司鋭意改良及提升其生產技術，並已步進完成階段。生產前之最後技術測試預定於下年度第一季進行，並預期於二零零四年底前展開生產。

本集團於期內出售若干附屬公司，包括按本公司於二零零三年五月十三日發表之公佈所述出售一家有權購入位於中華人民共和國深圳市滙港名苑內部份購物商場之公司。出售該等附屬公司所得之溢利為500,000港元。

財務回顧

流動資金、財務資源及資本結構

於整段回顧期間，本集團繼續維持充裕之流動資金狀況。於二零零三年九月三十日，本集團之流動資產淨值為數412,555,000港元，與對上一個結算日期之水平相若。本集團亦處於淨現金狀況，持有銀行結餘及淨現金(扣除銀行透支)79,322,000港元。本集團之銀行透支以港元為單位並以浮動利率計算利息。於本期間結算日，本集團尚未動用之銀行信貸約有3,400,000港元，該等信貸以無抵押基準批授予本集團。鑑於手頭流動資產及可供動用銀行信貸額度，董事認為本集團具備充裕財務資源，足以應付持續營運所需。於結算日，本集團並無重大資本承擔。

本集團之資產組合主要以股東資金融資，於二零零三年九月三十日，本集團有股東資金464,532,000港元，相等於本公司每股資產淨值約15港仙。股東資金較上年度結算日有所增加，主要為期內賺取之溢利所致。

外匯管理

本集團之外幣交易主要以人民幣結算。由於港元兑人民幣之匯率於過去相對穩定，故董事認為本集團所面對之外匯風險不大。

資產抵押

於二零零三年九月三十日，本集團概無抵押任何重大資產。

或然負債

於二零零三年九月三十日，本集團並無任何重大或然負債。

僱員及薪酬政策

於二零零三年九月三十日，本集團聘用約二十名僱員(包括董事)。期內產生之員工成本總額(包括董事酬金)為3,450,000港元(截至二零零二年九月三十日止六個月：4,206,000港元)。本集團之薪酬政策為按僱員之資歷、經驗、工作表現及當時勞動市場之狀況向僱員提供報酬。

業務前景

本集團於本半年期間取得令人鼓舞之業績，而管理層更矢志於本財政年度餘下時間為本集團爭取更佳表現。管理層將雙管齊下，一方面重點提升本集團現有業務之盈利能力及增長；另一方面則探索可為本集團締造可觀價值之投資機遇。本集團將着眼於物色與中國大陸有關並能充分受益於中國經濟強勁增長優勢之投資商機，亦會着重可受惠於中國大陸與香港兩地之間更緊密經貿關係安排下之投資契機。

購買、出售或贖回本公司之上市股份

截至二零零三年九月三十日止六個月內，本公司及其任何附屬公司概無購買、出售或贖回本公司之任何上市股份。

於聯交所網頁披露資料

載列上市規則附錄16第46(1)至第46(6)段規定披露之所有資料之本公司中期報告將於適當時候在聯交所網頁上刊登。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零三年十二月十七日



Report
恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

INTERIM FINANCIAL REPORT

The Board of Directors of Hansom Eastern (Holdings) Limited (the "Company") presents the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2003.

Condensed Consolidated Income Statement

For the six months ended 30th September, 2003

	Notes	For the six months ended 30th September, 2003 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)
Turnover	3	**10,648**	11,591
Cost of sales		**-**	(2,965)
		10,648	8,626
Other operating income		**3,562**	–
Investment income	5	**240**	1,711
Administrative expenses		**(6,996)**	(10,210)
Other operating expenses	6	**(5,689)**	(365)
Profit (loss) from operations	7	**1,765**	(238)
Interest on bank and other borrowings wholly repayable within five years		**(52)**	(393)
Profit on disposal of subsidiaries		**500**	–
Profit (loss) before taxation		**2,213**	(631)
Taxation	8	**-**	–
Profit (loss) before minority interests		**2,213**	(631)
Minority interests		**1,887**	–
Net profit (loss) for the period		**4,100**	(631)
Earnings (loss) per share – basic	10	**HK0.13 cents**	HK(0.02) cents

Condensed Consolidated Balance Sheet

At 30th September, 2003

	Notes	**30.9.2003 HK$'000 (Unaudited)**	31.3.2003 HK$'000 (Audited)
Non-current assets			
Investment properties		**5,800**	5,800
Property, plant and equipment	11	**724**	1,241
Investments in securities		**53,000**	53,000
Intangible asset	12	**28,302**	33,962
		87,826	94,003
Current assets			
Other receivables	13	**7,145**	63,677
Short-term loans	14	**324,515**	246,848
Investments in securities		**5,284**	2,519
Bank balances and cash		**80,952**	96,391
		417,896	409,435
Current liabilities			
Other payables		**3,711**	3,690
Bank and other borrowings		**1,630**	1,580
		5,341	5,270
Net current assets		**412,555**	404,165
Total assets less current liabilities		**500,381**	498,168
Minority interests		**35,849**	37,736
		464,532	460,432
Capital and reserves			
Share capital		**31,161**	31,161
Reserves		**433,371**	429,271
		464,532	460,432

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th September, 2003

	Share capital	Share premium	Capital redemption reserve	Special reserve	Distributable reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2002	31,161	287,456	485	35,131	595,191	(445,308)	504,116
Net loss for the period	-	-	-	-	-	(631)	(631)
At 30th September, 2002	31,161	287,456	485	35,131	595,191	(445,939)	503,485
Net loss for the period	-	-	-	-	-	(43,053)	(43,053)
At 31st March, 2003	31,161	287,456	485	35,131	595,191	(488,992)	460,432
Net profit for the period	-	-	-	-	-	4,100	4,100
At 30th September, 2003	**31,161**	**287,456**	**485**	**35,131**	**595,191**	**(484,892)**	**464,532**

Condensed Consolidated Cash Flow Statement

For the six months ended 30th September, 2003

	For the six months ended 30th September,	
	2003	2002
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net cash used in operating activities	**(40,092)**	(46,719)
Net cash from investing activities	**24,603**	146,643
Net cash (used in) from financing activities	**(1,101)**	4,167
Net (decrease) increase in cash and cash equivalents	**(16,590)**	104,091
Cash and cash equivalents at beginning of the period	**95,912**	42,404
Cash and cash equivalents at end of the period	**79,322**	146,495
Represented by:		
Bank balances and cash	**80,952**	146,958
Bank overdrafts	**(1,630)**	(463)
	79,322	146,495

Notes to the Condensed Financial Statements

For the six months ended 30th September, 2003

1. Basis of preparation

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. Principal accounting policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the valuation of investment properties and certain investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2003, except as described below.

During the period, the Group adopted SSAP 12 (Revised) "Income taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred taxation. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred taxation is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The adoption of SSAP 12 (Revised) has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

3. Turnover

Turnover represents the net amounts received and receivable from sales of securities, interest income from provision of finance and note receivable, property rentals and dividend income during the period, and is analysed as follows:

	For the six months ended 30th September,	
	2003	2002
	HK$'000	*HK$'000*
Sales of securities	**–**	2,960
Interest income from provision of finance and note receivable	**10,634**	7,132
Property rentals	**–**	1,499
Dividend income from investments in securities	**14**	–
	10,648	11,591

4. Segment information

The Group is organised into four main operating segments: provision of finance, trading of securities, property holding and investment and investment activities.

These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

Business segments

	For the six months ended 30th September, 2003				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
SEGMENT REVENUE	10,634	14	-	-	10,648
SEGMENT RESULTS	10,303	2,772	512	(5,535)	8,052
Unallocated corporate expenses					(6,287)
Profit from operations					1,765
Interest on bank and other borrowings wholly repayable within five years					(52)
Profit on disposal of subsidiaries					500
Profit before taxation					2,213
Taxation					-
Profit before minority interests					2,213
Minority interests					1,887
Net profit for the period					4,100

4. Segment information *(continued)*

Business segments *(continued)*

	For the six months ended 30th September, 2002				
	Provision of finance *HK$'000*	Trading of securities *HK$'000*	Property holding and investment *HK$'000*	Investment activities *HK$'000*	Consolidated *HK$'000*
SEGMENT REVENUE	7,082	2,960	1,499	50	11,591
SEGMENT RESULTS	6,618	(110)	835	(1,621)	5,722
Unallocated corporate expenses					(5,960)
Loss from operations					(238)
Interest on bank and other borrowings wholly repayable within five years					(393)
Loss before taxation					(631)
Taxation					-
Net loss for the period					(631)

5. Investment income

	For the six months ended 30th September,	
	2003	2002
	HK$'000	*HK$'000*
Investment income comprises:		
Interest income from:		
Banks	**41**	52
Others	**199**	1,659
	240	1,711

6. Other operating expenses

	For the six months ended 30th September,	
	2003	2002
	HK$'000	*HK$'000*
Included in other operating expenses are:		
Impairment loss recognised in respect of intangible asset	**5,660**	–
Loss on disposal of property, plant and equipment	**27**	–
Unrealised loss on other investments	**–**	98

7. Profit (loss) from operations

	For the six months ended 30th September,	
	2003	2002
	HK$'000	HK$'000
Profit (loss) from operations has been arrived at after charging:		
Depreciation	**334**	438
and after crediting:		
Unrealised gain on other investments	**2,765**	–

8. Taxation

No provision for Hong Kong Profits Tax has been made as the Group had no assessable profit for both periods.

During the period, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment.

No deferred tax asset has been recognised in respect of tax losses and deductible temporary differences due to the unpredictability of future profit streams. At 30th September, 2003, the Group has unrecognised deferred tax asset in respect of tax losses of HK$8,806,000 (31.3.2003: HK$9,313,000) and aggregate deductible temporary differences associated with property, plant and equipment and intangible asset of HK$863,000 (31.3.2003: nil).

9. Dividend

No dividend was paid by the Company during the period (1.4.2002 to 30.9.2002: nil).

10. Earnings (loss) per share

The calculation of the basic earnings (loss) per share for the period is based on the net profit for the period of HK$4,100,000 (1.4.2002 to 30.9.2002: net loss of HK$631,000) and on 3,116,124,045 (1.4.2002 to 30.9.2002: 3,116,124,045) ordinary shares in issue.

11. Property, plant and equipment

During the period, the Group acquired and disposed of property, plant and equipment with a carrying value of HK$74,000 (1.4.2002 to 30.9.2002: HK$47,000) and HK$27,000 (1.4.2002 to 30.9.2002: nil), respectively.

12. Intangible asset

The intangible asset of the Group represents the technology of Global Positioning Security System ("GPSS") and it is amortised over its estimated useful life of 3 years. The operation of the GPSS has not commenced and, accordingly, no amortisation of the intangible asset has been provided.

In the opinion of the directors, the underlying value of the intangible asset at 30th September, 2003 was not less than its carrying value.

13. Other receivables

At 31st March, 2003, other receivables of the Group included sales proceeds on disposal of properties held for resale and a refundable deposit on the cancellation of acquisition of a subsidiary amounting to HK$28,000,000 and HK$28,843,000, respectively. The amounts were settled during the period.

14. Short-term loans

	30.9.2003	31.3.2003
	HK$'000	*HK$'000*
The short-term loans, net of allowances, comprise:		
Unsecured loans	**274,515**	196,848
Secured loan *(Note below)*	**50,000**	50,000
	324,515	246,848

The short-term loans bear interest at prevailing market rate and are due for repayment within one year.

The Group negotiates credit period with borrowers according to the credit of individual borrower.

Note: The secured loan is secured by pledge of shares of property holding companies ("Property Companies") which are under the control of the borrower. Pursuant to the agreement between the Group and the borrower, the Group was granted a call option to require the borrower to sell all of the shares of the Property Companies to the Group.

15. Disposal of subsidiaries

During the period, the Group disposed of certain subsidiaries. The effect of the disposal is summarised as follows:

	HK$'000
Net assets disposed of:	
Property, plant and equipment	**230**
Short-term loans	**23,949**
Bank balances and cash	**1,551**
	25,730
Profit on disposal of subsidiaries	**500**
	26,230
Satisfied by:	
Cash consideration received	**26,230**
Analysis of net inflow of cash and cash equivalents in connection with the disposal of subsidiaries:	
Cash consideration received	**26,230**
Bank balances and cash disposed of	**(1,551)**
Net inflow of cash and cash equivalents in connection with the disposal of subsidiaries	**24,679**

The subsidiaries disposed of did not contribute significantly to the Group's operating results during the period.

16. Commitments

	30.9.2003	31.3.2003
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	–	170,913

INDEPENDENT REVIEW REPORT

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE BOARD OF DIRECTORS OF HANSOM EASTERN (HOLDINGS) LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 13.

Directors' Responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review Work Performed

We conducted our review in accordance with Statement of Auditing Standards No. 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review Conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2003.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 17th December, 2003

INTERIM DIVIDEND

The directors of the Company (the "Directors") have resolved not to declare an interim dividend for the six months ended 30th September, 2003 (six months ended 30th September, 2002: nil).

INTERIM RESULTS

The Directors are pleased to report that there was a marked improvement in the Group's results for the six months ended 30th September, 2003. The Group recorded a net profit of HK$4,100,000 against the prior period's net loss of HK$631,000 and earnings per share were HK0.13 cents. The turnaround of the Group's results was primarily due to the success of management in controlling costs, and the increase in profitability of the Group's financing business.

OPERATIONS REVIEW

For the period under review, the Group continued to be principally engaged in its financing, securities, property and investment businesses. The Group's turnover was HK$10,648,000 and an overall operating profit of HK$1,765,000 was achieved against the prior period's operating loss of HK$238,000. Administrative expenses of the Group dropped by 31% to HK$6,996,000 principally as a result of stringent cost control imposed by management whereas increase in other operating expenses was mainly due to the impairment loss of HK$5,660,000 recognized against the Group's intangible asset during the period. The intangible asset represents technology possessed by the Group for the manufacture of global positioning security systems, due to the change in market valuation of such technology, the Directors considered that it is appropriate to recognize an impairment loss against the carrying value of the intangible asset.

The improved operating results were mainly attributable to the increased profit contribution from the Group's financing activities. When compared against the prior period, profit of this segment surged by 56% to HK$10,303,000 and revenue by 50% to HK$10,634,000. The financing segment has been a stable and major contributor to the Group's turnover and operating profit in the past years. As a result, it is the Group's operational strategy to utilize a large part of its liquid assets on hand as working capital for its financing activities pending their use for other investment opportunities. Comparing to the preceding balance sheet date, the Group's short-term loans increased by 31% to HK$324,515,000 as a large part of other receivables settled during the period was directed to the financing segment as its working capital. The performance of the Group's other operations in securities and properties are satisfactory during the review period. Although the Group was less active in these businesses, both segments contributed profits to the Group and the operating profit of the securities segment represented mainly unrealized gain of holding marketable securities. As for the Group's investment activities, the 22.5% owned investee company, Xi'an Yizhiliu Pharmaceutical Co., Ltd. ("Yizhiliu") was adversely affected by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") in China and had recorded a decline in sales and an operating loss during the review period. After SARS was under control, sales activity of Yizhiliu started to pick up and its performance is expected to improve in the remainder of the financial year. The Group's subsidiary engaged in the manufacturing of global positioning security systems is in the course of finalizing the modifications and upgrading of its production technology. Final pre-production testing of such technology is scheduled to be within the first quarter next year and production is expected to commence before end of 2004.

During the period, the Group disposed of certain subsidiaries including a company which owns the rights to acquire part of the shopping mall of Metropolitan Plaza situated in Shenzhen, the People's Republic of China as stated in the Company's announcement dated 13th May, 2003. The profit on disposal of these subsidiaries was HK$500,000.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group continued to be in strong liquidity position throughout the review period. At 30th September, 2003, net current assets of the Group amounted to HK$412,555,000 and was at a similar level compared to the preceding balance sheet date. The Group was also in net cash position, bank balances and cash net of bank overdraft was HK$79,322,000. The Group's bank overdraft was denominated in Hong Kong dollars and bore floating rate interest. At the period end date, the Group had unutilized banking facilities of approximately HK$3.4 million, such facilities were granted to the Group on an unsecured basis. In light of the amount of liquid assets on hand and available banking facilities, the Directors are of the view that the Group has sufficient financial resources to meet its ongoing operational requirements. The Group had no material capital commitment at the period end date.

The Group's asset portfolio is mainly financed by its shareholders' funds. At 30th September, 2003, the Group had shareholders' funds of HK$464,532,000 and was equivalent to a net asset value of approximately HK15 cents per share of the Company. The increase in shareholders' funds compared to the preceding year end date was mainly attributable to the profit earned during the period.

Foreign Currency Management

The Group's foreign currency transactions are mostly denominated in Renminbi. As the exchange rate of Hong Kong dollars to Renminbi has been relatively stable, the Directors are of the view that the Group's exposure to exchange rate risk is not significant.

Pledge of Assets

None of the Group's material assets was pledged at 30th September, 2003.

Contingent Liabilities

The Group had no material contingent liabilities at 30th September, 2003.

EMPLOYEES AND REMUNERATION POLICY

At 30th September, 2003, the Group employed about 20 employees including directors. Total staff costs incurred for the period, including directors' remuneration, was HK$3,450,000 (six months ended 30th September, 2002: HK$4,206,000). It is the remuneration policy of the Group to reward its employees with reference to their qualifications, experience, work performance and prevailing labor market conditions.

BUSINESS PROSPECTS

The Group has achieved encouraging results for the interim period and management is committed to further improve the Group's performance for the remainder of the financial year. The dual focuses of management will continue to be enhancing the profitability and growth of the Group's existing businesses and looking for investment opportunities that will create substantial value to the Group. Emphasis will be placed on identifying investment opportunities that are Mainland related and well poised to take advantage of the strong growth of the China's economy, as well as those that will benefit from the introduction of the Closer Economic Partnership Agreement between Mainland and Hong Kong.

SHARE OPTION SCHEME

The Company's current share option scheme was approved and adopted by the shareholders at the extraordinary general meeting held on 23rd August 2002 (the "2002 Scheme"). The primary purpose of the 2002 Scheme is to provide participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The categories of the participants under the 2002 Scheme include any directors (including executive directors, non-executive directors and independent non-executive directors) of the Company and its subsidiaries and employees of the Group.

No share options have been granted since the adoption of the 2002 Scheme.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

At 30th September, 2003, the interests of the directors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of the Securities on the Stock Exchange (the "Listing Rules") were as follows:

Name of director	Capacity	Number of ordinary shares held	Approximate % of issued share capital
Yau Shum Tek, Cindy	Interest of controlled corporation	726,918,000 *(Note)*	23.33%

Note: At 30th September, 2003, Multiple Wealth International Limited ("Multiple Wealth") and Pacific Rim Investment Management Enterprises Limited ("Pacific Rim") held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold Limited ("Hastings Gold"), which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited ("Mainland Talent"). Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited ("Red China") and Capital Sun Industries Limited ("Capital Sun"). Capital Sun wholly owns Future Star Group Limited ("Future Star"). Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 726,918,000 ordinary shares of the Company held by Multiple Wealth and Pacific Rim.

Save as disclosed above, at 30th September, 2003, none of the directors of the Company or their associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations as recorded in the register required to be kept under Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Listing Rules.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in the paragraph headed "Share Option Schemes" above, at no time during the six months ended 30th September, 2003 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate, and none of the directors, or their spouses or children under the age of eighteen, had any right to subscribe for the securities of the Company, or had exercised any such rights during the period.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

At 30th September, 2003, the register of shareholders maintained by the Company pursuant to Section 336 of the SFO showed that, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company:

Name of shareholder	**Capacity**	**Number of ordinary shares held**	**Approximate % of issued share capital**
Multiple Wealth	Beneficial owner	192,318,000 *(Note1)*	6.17%
Pacific Rim	Beneficial owner	534,600,000 *(Note1)*	17.16%
Hastings Gold	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	23.33%
Mainland Talent	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	23.33%
Future Star	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	23.33%
Capital Sun	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	23.33%
Red China	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	23.33%
Yau Shum Tek, Cindy	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	23.33%

Notes:

1. At 30th September, 2003, Multiple Wealth and Pacific Rim held 192,318,000 and 534,600,000 ordinary shares of the Company respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold, which in turn, is a wholly-owned subsidiary of Mainland Talent.

2. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China and Capital Sun. Capital Sun wholly owns Future Star. Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 726,918,000 ordinary shares of the Company held by Multiple Wealth and Pacific Rim.

Save as disclosed above, at 30th September, 2003, the Company had not been notified by any persons who had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares during the six months ended 30th September, 2003.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial report of the Group for the six months ended 30th September, 2003. In carrying out the review, the Audit Committee has relied on the review of the Group's external auditors on the interim financial report as well as obtaining explanations from management.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not, during the six months ended 30th September, 2003 in compliance with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules except that the independent non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

By Order of the Board
Kwong Wai Tim, William
Managing Director

Hong Kong, 17th December, 2003



報告
2003
恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)

中期財務報告

恒盛東方控股有限公司(「本公司」)之董事會謹此提呈本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月之未經審核簡明綜合財務報表。

簡明綜合收入報表

截至二零零三年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
營業額	3	**10,648**	11,591
銷售成本		–	(2,965)
		10,648	8,626
其他營運收入		**3,562**	–
投資收入	5	**240**	1,711
行政開支		**(6,996)**	(10,210)
其他營運開支	6	**(5,689)**	(365)
營運溢利(虧損)	7	**1,765**	(238)
須於五年內全部償還之銀行及其他借貸之利息		**(52)**	(393)
出售附屬公司之溢利		**500**	–
除税前溢利(虧損)		**2,213**	(631)
税項	8	–	–
少數股東權益前溢利(虧損)		**2,213**	(631)
少數股東權益		**1,887**	–
期間純利(虧損淨額)		**4,100**	(631)
每股盈利(虧損)－基本	10	**0.13港仙**	(0.02)港仙

簡明綜合資產負債表

於二零零三年九月三十日

	附註	二零零三年 九月三十日 千港元 (未經審核)	二零零三年 三月三十一日 千港元 (經審核)
非流動資產			
投資物業		**5,800**	5,800
物業、廠房及設備	11	**724**	1,241
證券投資		**53,000**	53,000
無形資產	12	**28,302**	33,962
		87,826	94,003
流動資產			
其他應收款項	13	**7,145**	63,677
短期貸款	14	**324,515**	246,848
證券投資		**5,284**	2,519
銀行結餘及現金		**80,952**	96,391
		417,896	409,435
流動負債			
其他應付款項		**3,711**	3,690
銀行及其他借貸		**1,630**	1,580
		5,341	5,270
流動資產淨值		**412,555**	404,165
總資產減流動負債		**500,381**	498,168
少數股東權益		**35,849**	37,736
		464,532	460,432
資本及儲備			
股本		**31,161**	31,161
儲備		**433,371**	429,271
		464,532	460,432

簡明綜合權益變動表

截至二零零三年九月三十日止六個月

	股本	股份溢價	股本 贖回儲備	特殊儲備	可分派 儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年四月一日	31,161	287,456	485	35,131	595,191	(445,308)	504,116
期間虧損淨額	–	–	–	–	–	(631)	(631)
於二零零二年九月三十日	31,161	287,456	485	35,131	595,191	(445,939)	503,485
期間虧損淨額	–	–	–	–	–	(43,053)	(43,053)
於二零零三年三月三十一日	31,161	287,456	485	35,131	595,191	(488,992)	460,432
期間純利	–	–	–	–	–	4,100	4,100
於二零零三年九月三十日	**31,161**	**287,456**	**485**	**35,131**	**595,191**	**(484,892)**	**464,532**

簡明綜合現金流動表

截至二零零三年九月三十日止六個月

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
	(未經審核)	(未經審核)
營運活動所用之現金淨額	**(40,092)**	(46,719)
投資活動所得之現金淨額	**24,603**	146,643
融資活動(所用)所得之現金淨額	**(1,101)**	4,167
現金及現金等值物之(減少)增加淨額	**(16,590)**	104,091
期初之現金及現金等值物	**95,912**	42,404
期末之現金及現金等值物	**79,322**	146,495
代表：		
銀行結餘及現金	**80,952**	146,958
銀行透支	**(1,630)**	(463)
	79,322	146,495

簡明財務報表附註

截至二零零三年九月三十日止六個月

1. 編製基準

簡明財務報表乃遵照香港聯合交易所有限公司證券上市規則附錄16之適用披露規則並按照香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」所編製。

2. 主要會計政策

簡明財務報表乃按歷史成本法編製，並已就投資物業及若干證券投資之估值作出修改。

所採納之會計政策與編製本集團截至二零零三年三月三十一日止年度之全年財務報表所採用者一致，惟下文所述者除外。

於本期間，本集團採納會計實務準則第12號(經修訂)「所得稅」。採納會計實務準則第12號(經修訂)之主要影響與遞延稅項有關。會計實務準則第12號(經修訂)規定須採納資產負債表負債法，據此，除有限之例外情況外，須就財務報表內資產與負債之賬面值，與計算應納稅溢利時所用之對應稅項基礎之間所有暫時差額，確認遞延稅項。會計實務準則第12號(經修訂)並無訂明任何過渡性規定，故該項新會計政策已按追溯基準應用。採納會計實務準則第12號(經修訂)對現時或以往會計期間之業績並無重大影響。因此，無需要作出任何以往年度之調整。

3. 營業額

營業額指期內之已收及應收證券銷售、提供融資及應收票據之利息收入、物業租金之收入及股息收入之淨額，並分析如下：

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
證券銷售	–	2,960
提供融資及應收票據之利息收入	**10,634**	7,132
物業租金	–	1,499
證券投資之股息收入	**14**	–
	10,648	11,591

4. 分類資料

本集團之業務由四個主要營運部份組成：提供融資、證券買賣、物業持有及投資、以及投資業務。

此等業務為本集團作為呈報其主要分類資料之基準。

此等業務之分類資料呈列如下：

業務分類

	截至二零零三年九月三十日止六個月				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
分類收益	**10,634**	**14**	–	–	**10,648**
分類業績	**10,303**	**2,772**	**512**	**(5,535)**	**8,052**
未攤分企業開支					**(6,287)**
營運溢利					**1,765**
須於五年內全部償還之銀行及其他借貸之利息					**(52)**
出售附屬公司之溢利					**500**
除税前溢利					**2,213**
税項					–
少數股東權益前溢利					**2,213**
少數股東權益					**1,887**
期間純利					**4,100**

4. 分類資料(續)

業務分類(續)

	截至二零零二年九月三十日止六個月				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
分類收益	7,082	2,960	1,499	50	11,591
分類業績	6,618	(110)	835	(1,621)	5,722
未攤分企業開支					(5,960)
營運虧損					(238)
須於五年內全部償還之銀行及其他借貸之利息					(393)
除稅前虧損					(631)
稅項					–
期間虧損淨額					(631)

5. 投資收入

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
投資收入包括:		
利息收入:		
銀行	**41**	52
其他	**199**	1,659
	240	1,711

6. 其他營運開支

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
其他營運開支包括：		
無形資產之已確認減值虧損	**5,660**	–
出售物業、廠房及設備之虧損	**27**	–
其他投資之未變現虧損	–	98

7. 營運溢利（虧損）

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
營運溢利（虧損）已扣除：		
折舊	**334**	438
及計入：		
其他投資之未變現收益	**2,765**	–

8. 税項

由於本集團在兩個期間內均無應課税溢利，因此並無作出香港利得税撥備。

本期間，香港利得税率由16%提高至17.5%，自二零零三／二零零四課税年度起生效。

由於未來溢利源流之不可預測性，故並無就税項虧損及可扣減暫時差額確認任何遞延税項資產。於二零零三年九月三十日，本集團就税項虧損之未確認遞延税項資產為8,806,000港元（二零零三年三月三十一日：9,313,000港元），而涉及物業、廠房及設備以及無形資產之可扣減暫時差額之未確認遞延税項資產為863,000港元（二零零三年三月三十一日：無）。

9. **股息**

於本期間內，本公司並無派發股息(二零零二年四月一日至二零零二年九月三十日：無)。

10. **每股盈利(虧損)**

期內之每股基本盈利(虧損)乃按期間純利4,100,000港元(二零零二年四月一日至二零零二年九月三十日：虧損淨額631,000港元)及已發行普通股3,116,124,045股(二零零二年四月一日至二零零二年九月三十日：3,116,124,045股)計算。

11. **物業、廠房及設備**

期內，本集團購入及出售賬面值分別為74,000港元(二零零二年四月一日至二零零二年九月三十日：47,000港元)及27,000港元(二零零二年四月一日至二零零二年九月三十日：無)之物業、廠房及設備。

12. **無形資產**

本集團之無形資產指全球定位安全系統(「全球定位安全系統」)技術，並按估計使用期3年攤銷。全球定位安全系統尚未開始營運，因此，並無就無形資產計提攤銷。

董事認為，無形資產於二零零三年九月三十日之相關價值並不低於其賬面值。

13. **其他應收款項**

於二零零三年三月三十一日，本集團之其他應收款項包括出售一項持作待轉售物業之所得款項28,000,000港元及取消收購一間附屬公司之可退回按金28,843,000港元。該等款項已於期內結清。

14. 短期貸款

	二零零三年 九月三十日 千港元	二零零三年 三月三十一日 千港元
短期貸款(扣除準備)包括：		
無抵押貸款	**274,515**	196,848
有抵押貸款(附註如下)	**50,000**	50,000
	324,515	246,848

此等短期貸款按現行市場利率計算利息及須於一年內償還。

本集團按個別貸款人之信貸質素與貸款人磋商釐定信貸期。

附註： 有抵押貸款乃以持有物業公司(「物業公司」)(受借款人之控制)之股份抵押。根據本集團與借款人訂立之協議，本集團獲授一項認購期權，可要求借款人須向本集團出售物業公司之所有股份。

15. 出售附屬公司

期內，本集團出售若干附屬公司。有關出售之影響概述如下：

	千港元
出售資產淨值：	
物業、廠房及設備	**230**
短期貸款	**23,949**
銀行結餘及現金	**1,551**
	25,730
出售附屬公司之溢利	**500**
	26,230
支付方式：	
已收取之現金代價	**26,230**
出售附屬公司之現金及現金等值物流入淨額分析：	
已收取之現金代價	**26,230**
出售之銀行結餘及現金	**(1,551)**
出售附屬公司之現金及現金等值物流入淨額	**24,679**

期內，已出售之附屬公司對本集團之營運業績並無重大貢獻。

16. 承擔

	二零零三年 九月三十日 千港元	二零零三年 三月三十一日 千港元
有關購入物業、廠房及設備已訂約 但未在財務報表提撥準備之資本性開支	–	170,913

獨立審閱報告

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致恒盛東方控股有限公司董事會

引言

本行已根據　貴公司之指示審閱第1頁至第13頁所載之中期財務報告。

董事責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及其他有關規定而編製。編製中期財務報告乃董事之責任，並已由彼等審批。

本行之責任為根據本行審閱工作之結果，對中期財務報告提出獨立的結論，並按照雙方所協定之應聘條款，只向作為法人團體之董事會報告。除此之外，本行之報告不可用作其他用途。本行並不就本報告之內容對任何其他人士負責或承擔責任。

審閱工作

本行之審閱工作乃根據香港會計師公會頒佈之核數準則第700號「獲委聘審閱中期財務報告」進行。審閱工作主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用之會計政策及列報形式是否已貫徹地運用(除非已在中期財務報告內另作披露)。審閱工作並不包括審計程序(如測試內部監控系統及核實資產、負債及交易活動)。由於審閱之工作範圍較審計工作為小，因此只能提供較審計工作為低之確定程度。因此，本行不會對中期財務報告發表審計意見。

審閱結論

根據本行審閱(並不構成審計工作)之結果，本行並不察覺須對截至二零零三年九月三十日止六個月之中期財務報告作出任何重大修訂。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零三年十二月十七日

中期股息

本公司董事(「董事」)已決議不宣派截至二零零三年九月三十日止六個月之中期股息(截至二零零二年九月三十日止六個月:無)。

中期業績

董事欣然報告,本集團截至二零零三年九月三十日止六個月之業績取得顯著改善。本集團錄得純利4,100,000港元,對比上期間錄得之虧損淨額631,000港元,而每股盈利則為0.13港仙。本集團業績轉虧為盈,主要在於管理層成功控制成本,以及本集團融資業務之盈利上升所致。

業務回顧

於回顧期內,本集團繼續主要從事融資、證券、物業及投資等業務。本集團錄得營業額10,648,000港元及整體營運溢利1,765,000港元,對比上期間錄得之營運虧損238,000港元。由於管理層實施嚴謹之成本控制措施,本集團行政費用下降31%至6,996,000港元,而其他營運開支則主要因為期內已就本集團之無形資產確認減值虧損5,660,000港元而有所增加。無形資產指本集團就製造全球定位保安系統所擁有之技術,而鑑於市場對該項技術之估值有變,故董事認為就無形資產之賬面值確認減值虧損,實為合適之舉。

經營業績有所改善，全賴本集團之融資業務溢利貢獻有所增加。與對上期間比較，此業務之溢利攀升56%至10,303,000港元，而收入則上升50%至10,634,000港元。於過往年度，融資業務一直為本集團帶來穩定兼為主要之營業額及營運溢利貢獻。為此，待流動資產用於其他投資機遇前，投放大部份手頭流動資產作為融資業務之營運資金，乃本集團之營運策略。對比對上結算日，本集團之短期貸款增加31%至324,515,000港元，此乃由於期內所結清之大部份其他應收賬款已用作融資業務之營運資金所致。於回顧期內，本集團證券及物業等其他業務之表現理想。儘管本集團不太活躍於此等業務，惟此兩項業務均為本集團錄得溢利，而證券業務之營運溢利主要為所持有價證券之未變現收益。至於本集團之投資業務，在中國爆發嚴重急性呼吸道綜合症(「非典型肺炎」)之不利影響下，集團擁有22.5%權益之投資公司西安一枝刘制葯有限公司(「一枝刘」)於回顧期內之銷售額下降，並錄得營運虧損。繼非典型肺炎疫情受到控制後，一枝刘之銷售情況已開始轉好，而其業績表現亦可望於本財政年度餘下時間得以改善。本集團旗下從事製造全球定位保安系統之附屬公司鋭意改良及提升其生產技術，並已步進完成階段。生產前之最後技術測試預定於下年度第一季進行，並預期於二零零四年底前展開生產。

本集團於期內出售若干附屬公司，包括按本公司於二零零三年五月十三日發表之公佈所述出售一家有權購入位於中華人民共和國深圳市滙港名苑內部份購物商場之公司。出售該等附屬公司所得之溢利為500,000港元。

財務回顧

流動資金、財務資源及資本結構

於整段回顧期間，本集團繼續維持充裕之流動資金狀況。於二零零三年九月三十日，本集團之流動資產淨值為數412,555,000港元，與對上一個結算日期之水平相若。本集團亦處於淨現金狀況，持有銀行結餘及現金(扣除銀行透支)79,322,000港元。本集團之銀行透支以港元為單位並以浮動利率計算利息。於本期間結算日，本集團尚未動用之銀行信貸約有3,400,000港元，該等信貸以無抵押基準批授予本集團。鑑於手頭流動資產及可供動用銀行信貸額度，董事認為本集團具備充裕財務資源，足以應付持續營運所需。於結算日，本集團並無重大資本承擔。

本集團之資產組合主要以股東資金融資，於二零零三年九月三十日，本集團有股東資金464,532,000港元，相等於本公司每股資產淨值約15港仙。股東資金較上年度結算日有所增加，主要為期內賺取之溢利所致。

外匯管理

本集團之外幣交易主要以人民幣結算。由於港元兑人民幣之匯率於過去相對穩定，故董事認為本集團所面對之外匯風險不大。

資產抵押

於二零零三年九月三十日，本集團並無抵押任何重大資產。

或然負債

於二零零三年九月三十日，本集團並無任何重大或然負債。

僱員及薪酬政策

於二零零三年九月三十日，本集團聘用約二十名僱員（包括董事）。期內產生之員工成本總額（包括董事酬金）為3,450,000港元（截至二零零二年九月三十日止六個月：4,206,000港元）。本集團之薪酬政策為按僱員之資歷、經驗、工作表現及當時勞動市場之狀況向僱員提供報酬。

業務前景

本集團於本半年期間取得令人鼓舞之業績，而管理層更矢志於本財政年度餘下時間為本集團爭取更佳表現。管理層將雙管齊下，一方面重點提升本集團現有業務之盈利能力及增長；另一方面則探索可為本集團締造可觀價值之投資機遇。本集團將着眼於物色與中國大陸有關並能充分受益於中國經濟強勁增長優勢之投資商機，亦會着重可受惠於中國大陸與香港兩地之間更緊密經貿關係安排下之投資契機。

購股權計劃

本公司現行之購股權計劃於二零零二年八月二十三日舉行之股東特別大會上經股東批准並採納（「二零零二年計劃」）。二零零二年計劃旨在向參與人提供認購本公司本身之權益之機會，以及鼓勵參與人致力提高本公司及其股份之價值，以符合本公司及其股東之整體利益。二零零二年計劃下參與人之類別包括本公司及其附屬公司之任何董事（包括執行董事、非執行董事及獨立非執行董事），以及本集團之僱員。

自採納二零零二年計劃至今，本公司並無授出購股權。

董事於股份、相關股份及債券中之權益及淡倉

於二零零三年九月三十日，本公司根據證券及期貨條例（「證券及期貨條例」）第352條須存置之登記冊內所記錄，或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）內上市公司董事進行證券交易之標準守則須通知本公司及聯交所之規定，本公司董事於本公司及任何相聯法團之股份、相關股份及債券中（按證券及期貨條例第XV部之定義）擁有之權益列載如下：

董事姓名	身份	持有普通股數目	佔已發行股本之概約百分比
邱深笛	受控制法團之權益	726,918,000（附註）	23.33%

附註：於二零零三年九月三十日，Multiple Wealth International Limited（「Multiple Wealth」）及Pacific Rim Investment Management Enterprises Limited（「Pacific Rim」）分別持有192,318,000股及534,600,000股本公司普通股。Multiple Wealth及Pacific Rim均為Hastings Gold Limited（「Hastings Gold」）之全資附屬公司，而Hastings Gold則為Mainland Talent Developments Limited（「Mainland Talent」）之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited（「Red China」）及Capital Sun Industries Limited（「Capital Sun」）。Capital Sun全資擁有Future Star Group Limited（「Future Star」）。Red China及Future Star各佔Mainland Talent 50%已發行股本之權益。因此，邱深笛女士被視為擁有Multiple Wealth及Pacific Rim持有合共726,918,000股本公司普通股之權益。

除上文披露者外，於二零零三年九月三十日，並無本公司董事或其聯繫人士，於本公司或其任何相聯法團之股份、相關股份及債券中，擁有須記錄於根據證券及期貨條例第352條所存置之登記冊內或根據上市規則須知會本公司及聯交所之任何權益及淡倉。

董事購買股份或債券之權利

除上文「購股權計劃」部份披露者外，於截至二零零三年九月三十日止六個月內任何時間，本公司或其任何附屬公司並無作出任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債務證券（包括債券）而獲得利益。此外，並無任何董事或其配偶或未滿十八歲子女擁有任何認購本公司證券之權利或已於期內行使任何該等權利。

根據證券及期貨條例須予披露之權益及淡倉

於二零零三年九月三十日，按本公司根據證券及期貨條例第336條存置之股東登記冊所示，下列股東已知會本公司其於本公司已發行股本之相關權益：

股東名稱	身份	持有普通股數目	佔已發行股本之概約百分比
Multiple Wealth	實益擁有人	192,318,000（附註1）	6.17%
Pacific Rim	實益擁有人	534,600,000（附註1）	17.16%
Hastings Gold	受控制法團之權益	726,918,000（附註1及2）	23.33%
Mainland Talent	受控制法團之權益	726,918,000（附註1及2）	23.33%
Future Star	受控制法團之權益	726,918,000（附註1及2）	23.33%
Capital Sun	受控制法團之權益	726,918,000（附註1及2）	23.33%
Red China	受控制法團之權益	726,918,000（附註1及2）	23.33%
邱深笛	受控制法團之權益	726,918,000（附註1及2）	23.33%

附註：

1. 於二零零三年九月三十日，Multiple Wealth及Pacific Rim分別持有192,318,000股及534,600,000股本公司普通股。Multiple Wealth及Pacific Rim均為Hastings Gold之全資附屬公司，而其則為Mainland Talent之全資附屬公司。

2. 邱深笛女士全資擁有及控制Red China及Capital Sun。Capital Sun全資擁有Future Star。Red China 及Future Star各佔Mainland Talent 50%已發行股本之擁益。邱深笛女士被視為擁有Multiple Wealth及Pacific Rim持有合共726,918,000股本公司普通股之權益。

除上文所披露者外，本公司並未獲任何人士知會其於二零零三年九月三十日在本公司之股份及相關股份中，擁有根據證券及期貨條例第336條須存置之登記冊內所記錄之權益或淡倉。

購買、出售及贖回本公司之上市股份

截至二零零三年九月三十日止六個月內，本公司及其任何附屬公司並無購買、出售或贖回本公司之任何上市股份。

審核委員會

審核委員會已與管理層審閱由本集團採納之會計原則及守則，並已商討內部監控及財務申報事項，包括審閱截至二零零三年九月三十日止六個月之未經審核中期財務報告。在進行審閱工作時，審核委員會曾倚賴本集團外聘核數師對中期財務報告之審閱，並獲取管理層之解釋。

公司管治

並無董事知悉任何資料可合理地指明本公司現時或曾於截至二零零三年九月三十日止六個月並無遵守上市規則附錄14 所載之最佳應用守則，惟本公司之獨立非執行董事並無指定任期，而須依據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並膺選連任。

承董事會命
董事總經理
鄺維添

香港，二零零三年十二月十七日

The Standard **Wednesday, December 3, 2003**



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF RESIGNATION OF DIRECTOR

The board of directors (the "Board") of Hansom Eastern (Holdings) Limited (the "Company") announces that Mr. Lai Wing Hang, Terrence resigned as executive director of the Company with effect from 30th November, 2003.

The Board would like to express its appreciation to Mr. Lai for his valuable contribution during the tenure of his service with the Company.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 2nd December, 2003

香港經濟日報
2003年12月3日 星期三

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)

董事辭職通告

恒盛東方控股有限公司(「本公司」)董事會(「董事會」)宣佈，黎穎恒先生於二零零三年十一月三十日起辭任本公司執行董事職務。

董事會對黎先生於任內為本公司所作出之貢獻致予感謝。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零三年十二月二日